

December 5, 2014

Via E-mail
Liudmila Shokhina
President
Petrichor Corp.
18801 Collins Avenue, Suite 102-252
Sunny Isles Beach, FL 33160

>   **Re: Petrichor Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 5, 2014**
>   **File No. 333-198969**

Dear Ms. Shokhina:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As requested in our comment letter dated October 24, 2014, please provide written acknowledgment of the following:

    - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. We have reviewed your response to comment 1 of our letter dated October 24, 2014. While we recognize the relationship between your business plan and Ms. Shokhina's twenty years of experience in language translation, we also note the following statement from your prospectus: "We have not meaningfully commenced our proposed business operations and will not do so until we have completed this offering." As a result, we continue to believe that you have nominal operations at this time. If you disagree, please provide additional information to help us understand how you have "actively pursued [your] business plan," as you suggest in your response.

Prospectus Summary, page 5

3. We note the removal of language in the third paragraph stating that your financial statements through August 31, 2014 reported no revenues for the period. Please disclose here and throughout your prospectus, including the places where you claim revenues of $1,560, that the revenues were earned after the end of the reporting period for which you have included financial statements or August 31, 2014.

Dilution, page 13

4. Reference is made to your disclosure in the second paragraph that net tangible book value as of August 31, 2014 was a *negative* $1,127. Net tangible book value as of August 31, 2014 was a *positive* $1,127. Please revise.

5. The table was not updated to reflect the August 31, 2014 net tangible book value of $1,127. Please update the table to reflect the August 31, 2014 net tangible book value.

Item 16. Exhibits, page 44

6. Please file as an exhibit the form of subscription agreement you plan to use for purposes of offering shares. For guidance, refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 You may contact Adam Phippen, Staff Accountant, at 202.551.3336 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Diane J. Harrison